UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

QUANTUM CORPORATION

(Name of Subject Company (Issuer))

QUANTUM CORPORATION (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

4.375% Convertible Subordinated Notes Due 2010

(Title of Class of Securities)

747906 AD 7

747906 AE 5

(CUSIP Numbers of Class of Securities)

Shawn Hall

Vice President, General Counsel and Secretary

1650 Technology Drive, Suite 800

San Jose, California 95110

(408) 944-4000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Greg Rodgers, Esq.

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Phone: (212) 906-1200

Fax: (212) 751-4864

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$99,450,000.00	$5,549.31

*	Determined pursuant to Rule 0-1l(b)(l) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 4.375% Convertible Subordinated Notes Due 2010 (the “Notes”) assuming that $117,000,000 aggregate principal amount of outstanding Notes are purchased at a price of $850 per $1,000 principal amount.

**	The amount of the filing fee equals $55.80 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,574.42	Filing Party:	Quantum Corporation
Form or Registration No.:	Schedule TO-I/A	Date Filed:	April 28, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission on March 27, 2009 by Quantum Corporation (“Quantum” or the “Company”), a Delaware corporation (as amended and supplemented to date, the “Schedule TO”), in connection with Quantum’s offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 27, 2009 (a copy of which was filed as exhibit (a)(1)(A) to the Schedule TO) (the “Offer to Purchase”), and the related Letter of Transmittal (a copy of which was filed as exhibit (a)(1)(B) to the Schedule TO), up to a maximum purchase amount of Quantum’s outstanding 4.375% Convertible Subordinated Notes Due 2010.

The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in the Schedule TO to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. All references herein to page numbers and sections in the Offer to Purchase and Letter of Transmittal refer to page numbers and sections in those documents as they were filed with the SEC via EDGAR as exhibits to the Schedule TO. Capitalized terms not otherwise defined herein have the meanings given to such terms in the Offer to Purchase.

Item 4.	Terms of the Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The Offer expired at 5:00 p.m., New York City time, on June 3, 2009 (the “Expiration Date”). On June 4, 2009, Quantum announced the acceptance for purchase of all outstanding Notes that were validly tendered and not withdrawn as of the Expiration Date. Based on final information provided to Quantum by Global Bondholder Services Corporation, the information agent for the Offer, $87,100,000 aggregate principal amount of Notes, representing approximately 54.5% of the aggregate principal amount of the outstanding Notes prior to the Offer, were validly tendered and accepted for purchase in the Offer, at a purchase price of $850 per $1,000 principal amount of Notes, plus accrued and unpaid interest through, but excluding, the date of purchase. The aggregate consideration (including accrued and unpaid interest) for the accepted Notes of $75,417,619.21 will be delivered promptly to tendering holders by The Depository Trust Company. The full text of Quantum’s press release, dated June 4, 2009, announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(G) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by the addition of exhibit (a)(5)(G), and, as so amended, is restated as follows:

Exhibit Number	Description of Document

(a)(1)(A)*	Offer to Purchase, dated March 26, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)(B)*	Press Release Regarding Offer, dated March 26, 2009 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed March 26, 2009).

(a)(5)(C)*	Press Release Regarding Amendment to Offer, dated April 28, 2009.

(a)(5)(D)*	Press Release Regarding Amendment to Offer, dated May 12, 2009

(a)(5)(E)*	Press Release Regarding Amendment to Offer, dated May 27, 2009.

(a)(5)(F)*	Press Release Regarding Amendment to Offer, dated June 1, 2009.

(a)(5)(G)**	Press Release Regarding Completion of Offer, dated June 4, 2009.

(b)(1)*	Commitment letter, dated as of March 26, 2009, between Quantum Corporation and EMC International Company.

(b)(2)*	Amendment to Commitment Letter, dated as of April 15, between Quantum Corporation and EMC International Company.

(b)(3)*	Amendment to Commitment Letter, dated as of May 13, 2009, between Quantum Corporation and EMC International Company

(b)(4)*	Amendment to Commitment Letter, dated as of June 1, 2009, between Quantum Corporation and EMC International Company.

(d)(1)

Indenture, dated as of July 30, 2003, between Quantum Corporation and U.S. Bank National Association relating to the 4.375% Convertible Subordinated Notes due 2010 (incorporated by reference to exhibit 4.1 to our Registration Statement on Form S-3 (File No. 333-109587) filed on October 9, 2003).

(d)(2)	Stockholder Agreement, dated as of October 28, 2002 (incorporated by reference to exhibit 4.2 to our Quarterly Report on Form 10-Q, filed on November 13, 2002).

(d)(3)	Amended and Restated 1993 Long-Term Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K, filed on November 15, 2007).

(d)(4)	1993 Long-Term Incentive Plan Form of Restricted Stock Unit Agreement (incorporated by reference to exhibit 10.3 to our Current Report on Form 8-K, filed on March 3, 2006).

(d)(5)	1993 Long-Term Incentive Plan Form of Stock Option Agreement (incorporated by reference to exhibit 99(d)(5) to our Schedule TO, filed on June 4, 2001).

(d)(6)	Amended and Restated Non-Employee Director Equity Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.2 to our Current Report on Form 8-K, filed on November 15, 2007).

(d)(7)

Form of Director Grant Agreement under the Amended and Restated Non-Employee Director Equity Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.2 to our Current Report on Form 8-K, filed on August 23, 2007).

(d)(8)	Amended Employee Stock Purchase Plan (incorporated by reference to exhibit 10.3 to our Current Report on Form 8-K, filed on August 23, 2007).

(d)(9)	Stock Purchase Agreement, dated as of July 1, 2007 (incorporated by reference to exhibit 10.7 to our Quarterly Report on Form 10-Q, filed on August 9, 2007).

(d)(10)	Amended and Restated Preferred Shares Rights Agreement (incorporated by reference to exhibit 3.1 to our Registration Statement on Form S-4/A (File No. 333-75153), filed on June 10, 1999).

(d)(11)	First Amendment to the Amended and Restated Preferred Shares Rights Agreement (incorporated by reference to exhibit 4.1 to our Quarterly Report on Form 10-Q, filed on November 13, 2002).

(d)(12)	Second Amendment to the Amended and Restated Preferred Shares Rights Agreement (incorporated by reference to exhibit 4.1 to our Current Report on Form 8-K, filed on November 6, 2006).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Quantum Corporation

By:	/s/ Shawn D. Hall
	Name:	Shawn D. Hall
	Title:	Vice President, General Counsel and Secretary

Dated: June 4, 2009

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(1)(A)*	Offer to Purchase, dated March 26, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)(B)*	Press Release Regarding Offer, dated March 26, 2009 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed March 26, 2009).

(a)(5)(C)*	Press Release Regarding Amendment to Offer, dated April 28, 2009.

(a)(5)(D)*	Press Release Regarding Amendment to Offer, dated May 12, 2009

(a)(5)(E)*	Press Release Regarding Amendment to Offer, dated May 27, 2009.

(a)(5)(F)*	Press Release Regarding Amendment to Offer, dated June 1, 2009.

(a)(5)(G)**	Press Release Regarding Completion of Offer, dated June 4, 2009.

(b)(1)*	Commitment letter, dated as of March 26, 2009, between Quantum Corporation and EMC International Company.

(b)(2)*	Amendment to Commitment Letter, dated as of April 15, between Quantum Corporation and EMC International Company.

(b)(3)*	Amendment to Commitment Letter, dated as of May 13, 2009, between Quantum Corporation and EMC International Company.

(b)(4)*	Amendment to Commitment Letter, dated as of June 1, 2009, between Quantum Corporation and EMC International Company.

(d)(1)

Indenture, dated as of July 30, 2003, between Quantum Corporation and U.S. Bank National Association relating to the 4.375% Convertible Subordinated Notes due 2010 (incorporated by reference to exhibit 4.1 to our Registration Statement on Form S-3 (File No. 333-109587) filed on October 9, 2003).

(d)(2)	Stockholder Agreement, dated as of October 28, 2002 (incorporated by reference to exhibit 4.2 to our Quarterly Report on Form 10-Q, filed on November 13, 2002).

(d)(3)	Amended and Restated 1993 Long-Term Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K, filed on November 15, 2007).

(d)(4)	1993 Long-Term Incentive Plan Form of Restricted Stock Unit Agreement (incorporated by reference to exhibit 10.3 to our Current Report on Form 8-K, filed on March 3, 2006).

(d)(5)	1993 Long-Term Incentive Plan Form of Stock Option Agreement (incorporated by reference to exhibit 99(d)(5) to our Schedule TO, filed on June 4, 2001).

(d)(6)	Amended and Restated Non-Employee Director Equity Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.2 to our Current Report on Form 8-K, filed on November 15, 2007).

(d)(7)

Form of Director Grant Agreement under the Amended and Restated Non-Employee Director Equity Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.2 to our Current Report on Form 8-K, filed on August 23, 2007).

(d)(8)	Amended Employee Stock Purchase Plan (incorporated by reference to exhibit 10.3 to our Current Report on Form 8-K, filed on August 23, 2007).

(d)(9)	Stock Purchase Agreement, dated as of July 1, 2007 (incorporated by reference to exhibit 10.7 to our Quarterly Report on Form 10-Q, filed on August 9, 2007).

(d)(10)	Amended and Restated Preferred Shares Rights Agreement (incorporated by reference to exhibit 3.1 to our Registration Statement on Form S-4/A (File No. 333-75153), filed on June 10, 1999).

(d)(11)	First Amendment to the Amended and Restated Preferred Shares Rights Agreement (incorporated by reference to exhibit 4.1 to our Quarterly Report on Form 10-Q, filed on November 13, 2002).

(d)(12)	Second Amendment to the Amended and Restated Preferred Shares Rights Agreement (incorporated by reference to exhibit 4.1 to our Current Report on Form 8-K, filed on November 6, 2006).

*	Previously filed.

**	Filed herewith.

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